INVESTMENT LETTER


September 20, 2001


AXP Partners International Series, Inc.
Suite 2810
901 Marquette Avenue South
Minneapolis, Minnesota 55402

Dear Directors:

We understand that AXP Partners International Series, Inc. (the "Company") proposes to issue and sell shares (the "Shares") in certain series (each a "Fund" and together the "Funds") pursuant to a registration statement on Form N-1A filed with the Securities and Exchange Commission (the "SEC"). The Company currently consists of two Funds as follows:

                  AXP Partners International Aggressive Growth Fund AXP Partners International Select Value Fund

In order to provide the Company with a minimum $100,000 net worth as required by
Section 14 of the Investment Company Act of 1940, as amended, and to provide each Fund with significant assets at implementation so as to reduce the impact of fees and expenses on the Fund's expense ratio, we hereby offer to purchase Shares of each Fund as follows:

                  AXP Partners International Aggressive Growth Fund - $100,000 AXP Partners International Select Value Fund - $100,000

We represent and warrant to the Fund that the Shares are being acquired by us for investment purposes and not with a view to their resale or further distribution and that we have no present intention to redeem the Shares.

Please confirm that the foregoing correctly sets forth our agreement with the Company.

Sincerely,

AMERICAN EXPRESS FINANCIAL CORPORATION



By /s/ Paula Meyer
  -----------------
       Paula R. Meyer
       Vice President

Confirmed, as of the date first above mentioned.

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AXP PARTNERS INTERNATIONAL SERIES, INC.



By /s/ John M. Knight
   ------------------
       John M. Knight
       Treasurer